TRANSDIGM GROUP INCORPORATED
1301 East 9th Street, Suite 3710
Cleveland, Ohio 44114

March 10, 2006

VIA EDGAR AND FACSIMILE

Mr. Kurt K. Murao
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0405

Re:                               TransDigm Group Incorporated (formerly TD Holding Corporation)
                                                Registration Statement on Form S-1 (Registration No. 333-130483)

Dear Mr. Murao:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, TransDigm Group Incorporated (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) be accelerated to Tuesday, March 14, 2006 at 2:00 p.m. or as soon as practicable thereafter. Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

The Company hereby also respectfully requests that the effectiveness of its Form 8-A filed with the Commission on March 10, 2006 pursuant to the Securities and Exchange Act of 1934, as amended, for the Company’s common stock be accelerated to be simultaneous with the effective date of the Registration Statement.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Sincerely,

/s/ Gregory Rufus

Gregory Rufus
Executive Vice President, Chief Financial Officer and Secretary

cc:                                 Peter Labonski, Esq.
Steven J. Gartner, Esq.
Cristopher Greer, Esq.